================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of February 2007
                        Commission File Number: 001-32229

                                   ----------

                             HOMEX DEVELOPMENT CORP.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                            Andador Javier Mina 891-B
                             Colonia Centro Sinaloa
                         80200 Culiacan, Sinaloa, Mexico
                    ----------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F  [X]       Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes  [ ]       No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

================================================================================

This report consists of a press release made by Homex Development Corp. with the Financial Results of Operations for the three months ended September 30, 2006 and 2005 and the nine months ended September 30, 2006 and 2005. Attached hereto is a copy of the press release dated October 25, 2006.

                HOMEX FOURTH QUARTER AND FULL YEAR 2006 RESULTS

HOMEX REPORTS SOLID FOURTH QUARTER 2006 WITH GROWTH OF 22% IN REVENUE AND 27%
      IN EBITDA. FOR THE YEAR 2006, REVENUE INCREASED 41% AND EBITDA 45%

    CULIACAN, Mexico, Feb. 27 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A.B. de C.V. ("Homex" or "the Company") [NYSE: HXM, BMV: HOMEX] today announced results for the fourth quarter and full year ended December 31, 2006(1).

    Highlights
    -- Total revenues increased 22.2% in the fourth quarter of 2006 to Ps.3.9 billion from Ps.3.2 billion in the fourth quarter of 2005. For the full year 2006, revenues were up 41.1% to Ps.12.5 billion.

    -- EBITDA during the quarter was Ps.954.4 million, a 26.6% increase from the Ps.753.9 million reported in the fourth quarter of 2005. For the full year 2006, EBITDA was up 44.7%.

    -- EBITDA margin increased 80 basis points to 24.2% in the fourth quarter of 2006 from 23.4% in the fourth quarter of 2005. For the year, EBITDA margin increased 60 basis points to 23.9% from 23.3% in 2005.

    -- Free cash flow generation reached Ps.790.9 million as of December 31, 2006.

    -- Accounts receivable as a percentage of total revenues improved significantly to 44.1% from the 55.4% reported in December 2005. Accounts receivable turnover days improved to 159 days as of December 2006 from 199 days reported as of December 2005.

    "During the fourth quarter of 2006 we increased volume and pricing and improved both our working capital cycle and EBITDA margin," stated David Sanchez-Tembleque Chief Executive Officer of Homex. "We are delighted to announce our first year with positive free cash flow and double digit revenue growth. We are strengthening our senior management team which is intended to further enhance our leadership position and outstanding growth prospects."

FINANCIAL AND OPERATING HIGHLIGHTS
Thousands of constant pesos as of December 31, 2006, unless otherwise indicated

                                  THREE MONTHS ENDING                             TWELVE MONTHS
                                      DECEMBER 31                                     MONTHS
                       ------------------------------------------   ------------------------------------------
                          4Q'06          4Q'05          %Chg.         FY 2006        FY 2005         %Chg.
                       ------------   ------------   ------------   ------------   ------------   ------------
Volume (Homes)               12,763         11,059           15.4%        43,044         31,594           36.2%
Revenues               $  3,941,705   $  3,225,466           22.2%  $ 12,536,632   $  8,882,156           41.1%
Gross profit           $  1,249,874   $  1,035,771           20.7%  $  3,981,411   $  2,817,376           41.3%

Operating
 income                $    743,920   $    727,161            2.3%  $  2,668,542   $  1,984,666           34.5%
Net Interest
 Expense               $    193,363   $    164,383           17.6%  $    530,846   $    375,443           41.4%

Net Income (a)         $    181,948   $    299,358          -39.2%  $  1,239,227   $  1,038,785           19.3%

EBITDA (b)             $    954,418   $    753,901           26.6%  $  3,000,207   $  2,073,272           44.7%

Gross Margin                   31.7%          32.1%                         31.8%          31.7%
Operating Margin               18.9%          22.5%                         21.3%          22.3%
EBITDA Margin                  24.2%          23.4%                         23.9%          23.3%
Earnings per
 share                         0.65           0.90                          3.81           3.18
Earnings per
 ADR presented
 in US (c)                     0.36           0.50                          2.11           1.76
Weighted avge.
 shares
 outstanding
 (MM)                        335.90          335.9                         335.9          325.0
Accounts
 receivable
 (as a % of
 sales)                                                                     44.1%          55.4%
Accounts
 receivable
(days)
 period-end                                                                  159            199
Inventory turnover
 (days)
 period-end                                                                  379            285
Inventory (w/o land)
 turnover
 (days) period-end                                                            80             88

(a) See below in this press release for a description of the effect on net income of certain non-cash charges related to the Beta acquisition.

(b) EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense and employee statutory profit sharing expense. Please see Financial Results / EBITDA that includes a table that sets forth a reconciliation of net income to EBITDA for the fourth quarter 2006 and 2005.

(c) US$ values estimated using an exchange rate Ps.10.84 per US$1.00. Common share/ADR ratio: 6:1

    Pro forma Financial and Operating Highlights

    For the convenience of the reader, the Company is including a summary of pro forma financial highlights that incorporates six months of Beta's results into 2005 figures. The Company acquired Beta effective July 1, 2005.

PROFORMA FINANCIAL AND OPERATING HIGHLIGHTS
Thousands of constant pesos as of                         TWELVE MONTHS
December 31, 2006, unless otherwise        --------------------------------------------
indicated                                    FY 2006          FY 2005         % Chg.
----------------------------------------   ------------    ------------    ------------
Volume (Homes)                                   43,044          37,440            15.0%
Revenues                                   $ 12,536,632    $ 10,123,225            23.8%
Gross profit                               $  3,981,411    $  3,150,771            26.4%
Operating income                           $  2,668,542    $  2,185,888            22.1%
Net Interest Expense                       $    530,846    $    420,182            26.3%
Net Income                                 $  1,239,227    $  1,137,357             9.0%
EBITDA                                     $  3,000,207    $  2,274,450            31.9%
Gross Margin                                       31.8%           31.1%
Operating Margin                                   21.3%           21.6%
EBITDA Margin                                      23.9%           22.5%

    All pro forma financial information is unaudited and for the 2005 period comparison may not be indicative of the results of operations that actually would have been achieved had Homex acquired Beta at the beginning of the period presented, and does not purport to be indicative of future results.

    Operating Results

    Homex operated in 28 cities and 18 states across Mexico as of December 31, 2006.

    Sales Volumes. During the quarter, sales volume totaled 12,763 homes, of which affordable entry-level volumes accounted for 10,976 homes, representing 86.0% of the total sales volume. Increased availability of financing from all sources, particularly INFONAVIT, contributed to the higher volume of sales of affordable entry-level homes. Middle-income volume was 1,787 homes, or 14.0% of total sales.

                                                        Change
VOLUME                    4Q'06          4Q'05       4Q06 / 4Q05
--------------------   ------------   ------------   ------------
Affordable-entry             10,976          9,570           14.7%
Middle income                 1,787          1,489           20.0%
Total volume                 12,763         11,059           15.4%

    For the year 2006, sales volume totaled 43,044 homes, a 36.2% increase from the 31,594 units sold during 2005. Affordable entry-level volumes increased by 37.8% in 2006 and middle-income volume increased 23.6% when compared to 2005.

                            FY             FY           Change                       FY 2005       Change 06/
VOLUME                     2006           2005          06/05         FY 2006        Proforma      Proforma 05
--------------------   ------------   ------------   ------------   ------------   ------------   ------------
Affordable-entry             38,851         28,203           37.8%        38,851         33,851           14.8%
Middle income                 4,193          3,391           23.6%         4,193          3,589           16.8%
Total volume                 43,044         31,594           36.2%        43,044         37,440           15.0%

    The average price during the fourth quarter for all homes sold was Ps.395 thousand, reflecting a 13.3% increase compared to the fourth quarter of 2005. The result was mainly driven by an improved product offering within the middle-income segment that resulted in a 14.8% increase in the average price during the period.

AVERAGE PRICE

                                                          PRICE RANGE BY SEGMENT*
                                 -------------------------------------------------------------------------
Thousands of constant pesos                                       Change
 as of  December 31, 2006           4Q'06           4Q'05      4Q06 / 4Q05         Low           High
------------------------------   ------------   ------------   ------------    ------------   ------------
Affordable-entry                 $        238   $        235            1.0%   $        173   $        400
Middle income                    $        720   $        627           14.8%   $        399   $      2,000
Compound average price
 for all homes                   $        395   $        349           13.3%

* The Company categorized its products sold during the quarter according to the price ranges presented above.

    Mortgage Financing. As of December 31, 2006, the Company's customers obtained mortgages from the Mexican Workers' Housing Fund (INFONAVIT), the five largest Sofoles, five commercial banks and FOVISSSTE. During the fourth quarter of 2006, INFONAVIT represented 75.6% of the mortgages granted to Homex's customers. During the twelve-month period ended December 31, 2006, much of the Company's affordable entry-level customers obtained mortgages provided by INFONAVIT, which represented 74.8% of the total mortgages granted to Homex customers during the year.

MORTGAGE FINANCING BY SEGMENT

Number of
Mortgages                      % of                   % of          FY       % of          FY       % of
Financing Source     4Q'06     Total       4Q'05      Total        2006      Total        2005      Total
----------------  --------   --------    --------   --------    --------   --------    --------   --------
INFONAVIT            9,651       75.6%      6,708       60.7%     32,187       74.8%     19,203       60.8%
SHF & Banks          1,976       15.5%      2,992       27.1%      6,910       16.1%      9,873       31.2%
FOVISSSTE            1,136        8.9%      1,359       12.3%      3,947        9.2%      2,518        8.0%
Total               12,763      100.0%     11,059      100.0%     43,044      100.0%     31,594      100.0%

    Geographic Expansion. The Company consolidated its operations in its existing cities and launched six new phases or expansion projects during the fourth quarter. Three middle-income phases were initiated in Pachuca, Metepec and Ciudad Juarez and three affordable entry phases were initiated in Hermosillo, Guadalajara and Ciudad Juarez. Homex continued to follow a strategy of maintaining a geographically diverse base of projects in medium-sized cities, while strengthening its presence in the major metropolitan areas in Mexico during the quarter.

    Homex is one of the leading homebuilders in Mexico's top four markets:
Mexico City Metropolitan Area, Guadalajara, Monterrey and Tijuana and continues to have one of the leading positions in the additional 24 cities where the Company operates.

    During 2006, Homex opened two new cities, Puebla and Mexicali, and in 2007 management expects to open six new cities throughout Mexico.

    Financial Results

    Revenues increased 22.2% in the fourth quarter of 2006 to Ps.3,942 million from Ps.3,225 million in the same period of 2005. Total housing revenues in the fourth quarter of 2006 increased 22.3%, driven in part by higher middle-income sales volume, as well as higher average prices in the segment. As a percentage of total revenues, middle-income increased to 32.6% in the fourth quarter of 2006, from 29.0% in the fourth quarter of 2005. Revenues from the affordable entry-level increased 15.9% while other revenues increased 15.5%.

REVENUES BREAKDOWN

Thousands of constant pesos as of                                    Change
December 31, 2006                        4Q'06         4Q'05         06 / 05
-----------------------------------  ------------   ------------   ------------
Affordable-entry                     $  2,608,461   $  2,250,902           15.9%
Middle income                        $  1,286,448   $    934,043           37.7%
Total housing revenues               $  3,894,909   $  3,184,945           22.3%
Other revenues                       $     46,796   $     40,521           15.5%
Total revenues                       $  3,941,705   $  3,225,466           22.2%

    For the full year 2006, revenues increased 41.1% to Ps.12,537 million from Ps.8,882 million in 2005. Total housing revenues in 2006 increased 43.1%, driven also by higher middle-income sales volume and average prices in the segment. Middle-income represented 22.1% of total revenues in 2006 compared to 21.9% in 2005. Affordable entry-level represented 76.4% of total revenues in 2006 compared to 75.2% in 2005. In 2006, Homex reported other revenues of Ps.187.6 million, a 25.9% reduction compared to 2005. The reduction was mainly driven by an extraordinary sale of ready mix concrete and concrete block in the third quarter of 2005 to a third party that accounted for more than half of the quarter's reported number.

REVENUES BREAKDOWN

Thousands of                                                                                        Change 06/
constant pesos as of                                    Change                        FY 2005         proforma
December 31, 2006        FY 2006        FY 2005         06/05         FY 2006        Proforma            05
--------------------   ------------   ------------   ------------   ------------   ------------   ------------
Affordable-            $  9,574,262   $  6,681,925           43.3%  $  9,574,262   $  7,922,994           20.8%
entry
Middle                 $  2,774,787   $  1,947,137           42.5%  $  2,774,787   $  1,947,137           42.5%
income
Total housing
 revenues              $ 12,349,049   $  8,629,062           43.1%  $ 12,349,049   $  9,870,131           25.1%
Other
 revenues              $    187,583   $    253,094          -25.9%  $    187,583   $    253,094          -25.9%
Total
 revenues              $ 12,536,632   $  8,882,156           41.1%  $ 12,536,632   $ 10,123,225           23.8%

    Gross Profit. The Company recorded in the fourth quarter of 2006, a non-cash charge related to the Beta acquisition in 2005. This charge was registered in the total cost of goods sold and was related to the amortization of the fair value of certain land purchases. This resulted in an approximately Ps.46 million non-cash effect.

    Without considering this non-cash effect, the gross profit for the quarter would have increased 25.1% in the fourth quarter of 2006 and the gross margin would have been 32.9% compared to 32.1% in the same period of last year.

GROSS PROFIT

                                                      % of                          % of            Change
(Thousands of constant                               Total                          Total            4Q06 /
 pesos as of December 31, 2006)       4Q06          revenues         4Q005         revenues          4Q05
--------------------------------   ------------   ------------    ------------   ------------    ------------
Costs                              $  2,645,583           67.1%   $  2,189,695           67.9%           20.8%
Fair Value (Land)                  $     46,248            1.2%             --            0.0%             --
Gross Profit                       $  1,249,874           31.7%   $  1,035,771           32.1%           20.7%
*Adjusted Gross
  Profit                           $  1,296,122           32.9%   $  1,035,771           32.1%           25.1%

TOTAL COST                         $  2,691,831           68.3%   $  2,189,695           67.9%           22.9%

* Adjusted: without considering the non-cash effect of the charge related to the amortization of the fair value of certain land

    For the twelve months ended December 31, 2006, gross profit increased 41.3% to Ps.3,981 million from Ps.2,817 million in 2005, including the impact of the fourth quarter non-cash charge. As a percentage of total revenues, gross profit increased to 31.8% in 2006 from 31.7% in 2005.

GROSS PROFIT

(Thousands of constant pesos as of December 31, 2006 2006)

                                                                                                                    Change
                                 % of                         % of                                    % of            06/
                   FYI          Total                        Total        Change         2005         Total        proforma
                   2006        Revenues        2005        Revenues       06/05        Proforma      Revenues         05
                -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
Costs           $ 8,508,973          67.9%  $ 6,064,780          68.3%         40.3%  $ 6,972,454          69.8%         22.0%
Fair
Value
(Land)          $    46,248           0.4%           --           0.0%           --            --           0.0%           --
Gross
Profit          $ 3,981,411          31.8%  $ 2,817,376          31.7%         41.3%  $ 3,150,771          31.1%         26.4%
*Adjusted
Gross
Profit          $ 4,027,659          32.1%  $ 2,817,376          31.7%         43.0%           --            --            --
TOTAL
COST            $ 8,555,221          68.2%  $ 6,064,780          68.3%         41.1%  $ 6,972,454          68.3%         22.7%

* Adjusted: without considering the non-cash effect of the charge related to the amortization of the fair value of certain land

    Selling and Administrative Expenses (SG&A). In 2005 Homex assigned a value to the "Casas Beta" brand to be amortized over five years according to the generally accepted accounting principles in Mexico. A portion equivalent to 18 months of the "Casas Beta" brand value was amortized during the fourth quarter of 2006 when the Company registered a non-cash impact in the SG&A line of approximately Ps.137 million. The Company will amortize the remaining Ps.320 million over the next three and a half years.

    As a percentage of total revenues, selling and administrative expenses declined to 9.4% in the fourth quarter of 2006 from 9.6% in the fourth quarter of 2005, without taking into effect the amortization of the "Casas Beta" brand. Also without taking into effect such amortization total SG&A increased to Ps.369 million in the fourth quarter of 2006, compared to Ps.309 million in the fourth quarter of 2005, reflecting increased sales and higher commissions derived from the higher participation of middle-income products in the sales mix.

SELLING AND ADMINISTRATIVE EXPENSES
(Thousands of constant pesos as of December 31, 2006)

                                                         % of                      % of        Change
                                                        Total                     Total        4Q06 /
                                            4Q06       revenues       4Q05       revenues       4Q05
                                         ----------   ----------   ----------   ----------   ----------
Selling and administrative
 expenses                                $  369,373          9.4%  $  308,611          9.6%        19.7%
Beta trademark amortization              $  136,581          3.5%          --          0.0%          --

TOTAL SELLING AND
 ADMINISTRATIVE EXPENSES                 $  505,954         12.8%  $  308,611          9.6%        63.9%

    For the year, total SG&A increased to Ps.1,313 million in 2006 compared to Ps.833 million in 2005, affected by the fourth quarter non-cash charge. Without considering the Beta related non-cash charge, SG&A as a percentage of revenues remained stable year-over-year at 9.4%.

SELLING AND ADMINISTRATIVE EXPENSES
(Thousands of constant pesos as of December 31, 2006)

                                   % of                        % of                         FY           % of         Change
                      FY           Total          FY           Total        Change         2005          Total         06 /
                     2006        revenues        2005        revenues        06/05       Proforma      revenues     Proforma 05
                  -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
Selling
and admin-
istrative
expenses          $ 1,176,288           9.4%  $   832,710           9.4%         41.3%  $   964,883           9.5%         21.9%
Beta
 trademark
 amortiza-
 tion             $   136,581           1.1%           --           0.0%           --            --           0.0%           --

TOTAL
SELLING
AND
ADMINIS-
TRATIVE
EXPENSES          $ 1,312,869          10.5%  $   832,710           9.4%         57.7%  $   964,883           9.5%         36.1%

    Operating income in the fourth quarter of 2006 increased 2.3% to Ps.744 million compared to Ps.727 million in the same period of 2005. Operating income as a percentage of revenues reached 18.9% in the fourth quarter of 2006 compared to 22.5% in the same period of 2005, also affected by the non-cash items reflected in the cost of goods sold and the SG&A lines.

    In 2006, operating income increased by 34.5% to Ps.2,669 million compared to Ps.1,985 million 2005. Operating income as a percentage of revenues including the non-cash items was 21.3% in 2006. Without these non-cash items, the operating margin would have reached 22.7% in 2006, compared to 22.3% in 2005.

    Other Income (Expense). In the fourth quarter 2006, the Company registered other expenses of Ps.2.9 million compared to other income of Ps.3.0 million in the fourth quarter of 2005. For the year, other income increased 88.6% to Ps.46 million from Ps.24 million in 2005.

    Net comprehensive financing cost increased to Ps.384 million in the fourth quarter of 2006 compared to Ps.260 million in the year ago period. As a percentage of revenues, net comprehensive financing cost was 9.7% in the fourth quarter of 2006 compared to 8.1% in the same quarter of 2005. The drivers of this increase included the following:

    a) Net interest expense increased to Ps.211 million in the fourth quarter of 2006 from Ps.181 million in the fourth quarter of 2005.

    b) The Company's reported non-cash monetary position in the fourth quarter of 2006 was Ps.87 million compared to Ps.21 million in the fourth quarter of 2005, as a result of higher non-monetary assets.

    c) Foreign exchange loss in the fourth quarter of 2006 was Ps.104 million compared to a foreign exchange loss of Ps.75 million in the fourth quarter of 2005, derived mainly from the net changes in the translation of our foreign currency-denominated debt.

    The monetary position and the foreign exchange gain are both non-cash items.

    For the year 2006, net comprehensive financing cost as a percentage of revenues was 6.5%, compared to 5.4% during 2005. In absolute terms, net comprehensive financing cost increased to Ps.810 million from Ps.476 million in 2005, mainly driven by higher net interest and commissions, a higher foreign exchange loss derived mainly from the net changes in the translation of our foreign currency-denominated debt and higher monetary position loss mainly driven by the increase in the Company's monetary assets.

    Net income for the fourth quarter of 2006 decreased to Ps.182 million from the Ps.299 million reported in the same period of 2005. Net income reflects the non-cash adjustments in the fourth quarter of 2006 at the operating line level.

    Earnings per share for the fourth quarter were Ps.0.65, as compared to Ps.0.90 in the fourth quarter of 2005. The decrease is also the result of the non-cash adjustments in the fourth quarter of 2006 at the operating line level.

    Including the non-cash charges in the fourth quarter of 2006, net income for the year reached Ps.1,239 million, representing a 19.3% increase over the Ps.1,039 million reported in the same period of 2005. Earnings per share for full year 2006 were Ps.3.81 as compared to Ps.3.18 in 2005.

    EBITDA margin improved to 24.2% in the fourth quarter of 2006 from 23.4% in the same period last year, mainly as result of operating efficiencies. EBITDA for the fourth quarter of 2006 rose 26.6% to Ps.954 million from Ps.754 million recorded in the fourth quarter of 2005.

    The following table sets forth a reconciliation of net income to EBITDA for the fourth quarter 2006 and 2005.

RECONCILIATION OF NET INCOME (LOSS) TO EBITDA
DERIVED FROM OUR MEXICAN GAAP FINANCIAL
INFORMATION

(Thousands of constant pesos as of December 31, 2006)

                                        4Q'06          4Q'05
                                     ------------   ------------
Net Income (loss)                    $    181,948   $    299,358
Depreciation                         $     30,532   $     23,791
Fair Value (Land)                    $     46,248             --
Beta Trademark Amortization          $    136,581             --
Net Comprehensive Financing Cost     $    384,184   $    259,677
Income Tax Expense                   $    137,243   $    169,110
Minority Interest                    $     37,683   $      1,965
EBITDA                               $    954,418   $    753,901

    EBITDA margin for the year reached 23.9% in 2006 from 23.3% in 2005. EBITDA for 2006 rose to Ps.3,000 million, an increase of 44.7% from Ps.2,073 million recorded in the same period of 2005, mainly driven by higher sales and operating income.

EBITDA DERIVED FROM OUR MEXICAN GAAP FINANCIAL
INFORMATION
(Thousands of constant pesos as of December 31, 2006)

                                       FY 2006        FY 2005
                                     ------------   ------------
Net Income (loss)                    $  1,239,227   $  1,038,785
Depreciation                         $    102,833   $     64,212
Fair Value (Land)                    $     46,248             --
Beta Trademark Amortization          $    136,581             --
Other Expense                                                 --
Net Comprehensive Financing Cost     $    810,166   $    476,108
Income Tax Expense                   $    625,319   $    501,155
Minority Interest                    $     39,833        -$6,989
EBITDA                               $  3,000,207   $  2,073,272

    Land Reserve. As of December 31, 2006, Homex's land reserve was 42.1 million square meters, which includes both the titled land and land in process of being titled. This is equivalent to 199,438 homes, of which 157,790 are focused on the affordable entry-level and 41,648 in the middle-income segment.

    Homex has established a land reserve policy to maintain approximately three years of future sales of land bank on the balance sheet. Accordingly, at the end of the fourth quarter of 2006 the Company maintained sufficient land reserves for the construction of more than three years of anticipated sales. In addition, Homex maintains approximately three years of additional anticipated sales in optioned land.

    Liquidity. Homex's average debt maturity is 8.2 years. The Company had net debt of Ps.1,338 million as of December 31, 2006. Homex's debt to total capital ratio improved to 32.0% while interest coverage was 4.9x. Homex funded its cash needs for the fourth quarter of 2006, including land acquisitions, Capex, debt service and working capital requirements through a combination of cash flow from operations, working capital credit lines and existing cash on hand.

    -- Net debt: Ps.1,338 million
    -- Net debt to EBITDA ratio: 0.45x
    -- Debt to total capitalization ratio: 32.0%
    -- Interest coverage 4.9x

    Free Cash Flow for the twelve months ended December 31, 2006, was positive in the amount of Ps.790.9 million, net of resources from external financing and other land purchases and capital expenditures.

RECONCILIATION OF NET INCOME (LOSS) TO FREE
CASH FLOW DERIVED FROM OUR MEXICAN GAAP
FINANCIAL INFORMATION
(Thousands of constant pesos as of December 31, 2006)

                                                    FY 2006        FY 2005
                                                  ------------   ------------
Net Income (loss)                                 $  1,239,227   $  1,031,796
Items that did not require cash resources
 (non-cash items)                                 $    875,045   $    325,248

Net resources used (generated) by operating
 activities                                       $ -1,055,234     -1,502,745
Capital Expenditures                              $   -268,178   $    155,826
Free Cash Flow after land purchases and capex     $    790,859   $   -301,527

    Accounts Receivable. Homex reported total receivables of 44.1% of revenues for the twelve months ended December 31, 2006, representing an improvement over the 55.4% reported in the fourth quarter of 2005, calculated for the twelve months ended December 31, 2005. Compared to the previous quarter, accounts receivables as a percentage of sales remained stable, considering the implicit seasonality of the sector in the fourth quarter.

    The period-end days in accounts receivable, calculated as of December 31, 2006, were 159 days, an improvement over the 199 days as of December 31, 2005. The year-over-year improvement in the accounts receivable reflects the improvements in the collection and construction processes and the efficiencies of the integration of Beta achieved by the Company, despite the higher number of middle-income homes sold during the period, which take longer to construct.

WORKING CAPITAL CYCLE                               FY 2006        FY 2005
-----------------------------------------------   ------------   ------------
Inventory w/land days                                      379            285
Turnover accounts receivable days                          159            199
Turnover accounts payables days                            227            162
Total Working Capital Cycle                                311            322

    The Company reported results in line with its 2006 guidance:

2006 COMPANY GUIDANCE
                                    Actual
                                   Results      Guidance 2006
                                 ------------   -------------
Revenues (Ps. Millions)          $     12,537   $      12,272
EBITDA Margin (%)                        23.9%    23.5 - 24.0
Free Cash Flow Positive          $        791        Positive

    2007 Guidance: The Company reaffirmed its guidance for 2007 published in December 2006:

2007 COMPANY GUIDANCE
                                    Guidance 2007      Guidance 2006
                                 -------------------   -------------
Revenues Improvement                 17% to 20% real   $      12,272

EBITDA Margin (%)                       Approx. 24.0%    23.5 - 24.0
Free Cash Flow Positive          Neutral to Positive        Positive

    Business Highlights

    Homex Expands Management Team

    Allan Castellanos Carmona has recently been appointed Vice President of Finance and Planning and Chief Financial Officer. Mr. Castellanos, who has extensive experience in working capital management, joins Homex from NAFIN, Mexico's Development Bank, where he served as Deputy General Director of Business Development. Mr. Castellanos has an undergraduate degree in Business Administration from Universidad Iberoamericana, and earned his MBA from Instituto Panamericano de Alta Direccion de Empresas (IPADE). Mr. Castellanos succeeds Mario Gonzalez Padilla, who will leave the Company effective March 1, 2007.

    The Company also made the strategic decision to split the accounting and administrative duties from the corporate finance and treasury function in order to further enhance its internal controls. Accordingly, Angel Garcia Vazquez has been appointed Chief Accounting Officer. Mr. Garcia, who will report to the CEO, joins Homex from PriceWaterhouseCoopers' U.S. Consulting business. Mr. Garcia has an undergraduate degree in Accounting from Universidad La Salle in Mexico.

   In another important development, Daniel Leal Diaz-Conti has been appointed Vice President of Sales and Marketing. Mr. Leal succeeds Jose Maria Vlasich, who was appointed Head of the Northern Region for Homex. Mr. Leal joins Homex from Hipotecaria Nacional, the largest private mortgage lender in Mexico where he served as Deputy General Director of Sales and Marketing. Mr. Leal was also President of the mortgage chapter in the Mexican Association of Banks until February 2007. Mr. Leal has an undergraduate degree in economics from Universidad Veracruzana.

   (1) Unless otherwise noted, all monetary figures are in Mexican pesos and restated as of December 31, 2006 in accordance with Mexican GAAP. The symbols "Ps." and "$"refer to Mexican pesos and "US$" refers to U.S. dollars. The fourth quarter and full year 2006 financial information is unaudited and is subject to adjustment.

    About Homex

    Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically-integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold and net income.

    For additional corporate information, please visit the Company's web site at: www.homex.com.mx

    Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

    Attached are the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the three-month and twelve-month periods ended December 31, 2006 and 2005, the Consolidated Statement of Changes in Financial Position for the twelve-month period ended December 31, 2006 and 2005 and the Consolidated Balance Sheet of Desarrolladora Homex, S.A.B. de C.V. as of December 31, 2006 and 2005.

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET
COMPARISON OF DECEMBER 31, 2006 WITH DECEMBER 31, 2005
(Figures in thousands of constant December 31, 2006 pesos)

                                                                                                         Change
                                                     Dec-06                        Dec-05               06 / 05
                                           ---------------------------   ---------------------------   ----------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                       2,155,453         11.4%       1,372,554          9.4%        57.0%
Accounts receivable, net                        5,533,142         29.2%       5,606,109         38.2%        -1.3%
Inventories                                     9,007,960         47.6%       5,516,663         37.6%        63.3%
Other current assets                              254,167          1.3%         176,337          1.2%        44.1%
      Total current assets                     16,950,722         89.5%      12,671,663         86.4%        33.8%

Property and equipment, net                       644,855          3.4%         479,510          3.3%        34.5%
Goodwill                                          779,593          4.1%         661,683          4.5%        17.8%
Other assets                                      565,543          3.0%         861,424          5.9%       -34.3%

     TOTAL                                     18,940,713        100.0%      14,674,280        100.0%        29.1%

LIABILITIES AND
 STOCKHOLDERS' EQUITY
 CURRENT LIABILITIES
Notes payable to financial
 institutions                                      10,284          0.1%          18,091          0.1%       -43.2%
Accounts payable                                5,387,967         28.4%       3,128,933         21.3%        72.2%
Advances from customers                           291,703          1.5%         219,550          1.5%        32.9%
Taxes payable                                     306,261          1.6%         390,733          2.7%       -21.6%
     Total current
      liabilities                               5,996,215                     3,757,307                      59.6%

Long-term notes payable to
 financial institutions                         3,482,695         18.4%       3,482,849         23.7%         0.0%
Labour Obligations                                 50,381          0.3%          41,013          0.3%        22.8%
DEFERRED INCOME TAXES                           2,082,631         11.0%       1,352,633          9.2%        54.0%

     Total liabilities                         11,611,922         61.3%       8,633,803         58.8%        34.5%
STOCKHOLDERS' EQUITY
Common stock                                      508,881          2.7%         508,881          3.5%         0.0%
Additional paid-in capital                      3,161,384         16.7%       3,161,384         21.5%         0.0%
Retained earnings                               3,397,014         17.9%       2,157,788         14.7%        57.4%
Excess in restated
 stockholders' equity                             332,419          1.8%         325,546          2.2%         2.1%
Cumulative initial effect of
 deferred income taxes                           -152,111         -0.8%        -152,111         -1.0%         0.0%
     Majority Stockholders'
      Equity                                    7,247,588         38.3%       6,001,488         40.9%        20.8%

Minority interest                                  81,202          0.4%          38,989          0.3%       108.3%
  TOTAL STOCKHOLDERS' EQUITY                    7,328,790         38.7%       6,040,477         41.2%        21.3%

TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY                          18,940,713        100.0%      14,674,280        100.0%        29.1%

(Figures in thousands of constant December 31, 2006 pesos)

                                                                                                         Change
                                                      4Q'06                         4Q'055              06 / 05
                                           ---------------------------   ---------------------------   ----------
REVENUES
   Affordable-entry level
    revenue                                     2,608,461         66.2%       2,250,902         69.8%        15.9%
   Middle income housing
    revenue                                     1,286,448         32.6%         934,043         29.0%        37.7%
   Other revenues                                  46,796          1.2%          40,521          1.3%        15.5%
TOTAL REVENUES                                  3,941,705        100.0%       3,225,466        100.0%        22.2%
COSTS
  Costs                                         2,645,583         67.1%       2,189,695         67.9%        20.8%
  Fair Value (Land)                                46,248          1.2%              --          0.0%          --
TOTAL COSTS                                     2,691,831         68.3%       2,189,695         67.9%        22.9%

GROSS PROFIT                                    1,249,874         31.7%       1,035,771         32.1%        20.7%
SELLING AND ADMINISTRATIVE
 EXPENSES
  Selling and
   Administrative Expenses                        369,373          9.4%         308,611          8.8%        19.0%
  Beta Trademark
   Amortization                                   136,581          3.5%              --          0.0%          --
TOTAL SELLING AND                                 505,954         12.8%         308,611          9.6%        63.9%
 ADMINISTRATIVE
EXPENSES

OPERATING INCOME                                  743,920         18.9%         727,161         22.5%         2.3%
OTHER INCOME AND EXPENSES                          -2,863         -0.1            2,950          0.1%      -197.1%
NET COMPREHENSIVE FINANCING
 COST
   Interest expense and
    commissions                                   210,584          5.3%         181,179          5.6%        16.2%
   Interest income                                -17,221         -0.4%         -16,795         -0.5%         2.5%
   Foreign exchange (gain)
    loss                                          104,108          2.6%          74,713          2.3%        39.3%
   Monetary position loss                          86,712          2.2%          20,580          0.6%       321.3%
                                                  384,184          9.7%         259,677          8.1%        47.9%
INCOME BEFORE INCOME TAX
 AND
EMPLOYEE STATUTORY PROFIT
 SHARING
 EXPENSE                                          356,874          9.1%         470,433         14.6%       -24.1%


INCOME TAX EXPENSE                                137,243          3.5%         169,110          5.2%       -18.8%
NET INCOME                                        219,631          5.6%         301,323          9.3%       -27.7%
MAJORITY INTEREST                                 181,948          4.6%         299,358          9.3%       -39.2%
MINORITY INTEREST                                  37,683          1.0%           1,965          0.1%          --
NET INCOME                                        181,948          4.6%         299,358          9.3%       -39.2%
Earnings per share                                   0.65          0.0%            0.90          0.0%       -27.1%

EBITDA                                            954,418         24.2%         753,901         23.4%        26.6%

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF
TWELVE MONTHS 2006 WITH TWELVE MONTHS 2005
(Figures in thousands of constant December 31, 2006 pesos)

                                                                                                         Change
                                                     2006 FY                       2005 FY              06 / 05
                                           ---------------------------   ---------------------------   ----------
REVENUES
   Affordable-entry level
    revenue                                     9,574,262         76.4%       6,681,925         75.2%        43.3%
   Middle income housing
    revenue                                     2,774,787         22.1%       1,947,137         21.9%        42.5%
   Other revenues                                 187,583          1.5%         253,094          2.8%       -25.9%
TOTAL REVENUES                                 12,536,632        100.0%       8,882,156        100.0%        41.1%
COSTS
  Costs                                         8,508,973         67.9%       6,064,780         68.3%        40.3%
  Fair Value (Land)                                46,248          0.4%              --          0.0%          --
TOTAL COSTS
                                                8,555,221         68.2%       6,064,780         68.3%        41.1%

GROSS PROFIT
                                                3,981,411         31.8%       2,817,376         31.7%        41.3%
SELLING AND ADMINISTRATIVE
 EXPENSES
  Selling and Administrative
   Expenses                                     1,176,288          9.4%         832,710          9.4%        41.3%
  Beta Trademark Amortization                     136,581          1.1%              --          0.0%       218.0%
TOTAL SELLING AND
 ADMINISTRATIVE EXPENSES                        1,312,869         10.5%         832,710          9.4%        57.7%

OPERATING INCOME
                                                2,668,542         21.3%       1,984,666         22.3%        34.5%
OTHER INCOME                                       46,003          0.4%          24,393          0.3%        88.6%
NET COMPREHENSIVE FINANCING
 COST
   Interest expense and
    commissions                                   632,900          5.0%         436,116          4.9%        45.1%
   Interest income                               -102,054         -0.8%         -60,673         -0.7%        68.2%
   Foreign exchange (gain)
    loss                                          156,492          1.2%          68,114          0.8%       129.7%
   Monetary position loss                         122,828          1.0%          32,551          0.4%       277.3%
                                                  810,166          6.5%         476,108          5.4%        70.2%
INCOME BEFORE INCOME TAX AND
EMPLOYEE STATUTORY PROFIT
 SHARING EXPENSE                                1,904,379         15.2%       1,532,951         17.3%        24.2%

INCOME TAX EXPENSE                                625,319          5.0%         501,155          5.6%        24.8%
NET INCOME
                                                1,279,060         10.2%       1,031,796         11.6%        24.0%
MAJORITY INTEREST
                                                1,239,227          9.9%       1,038,785         11.7%        19.3%
MINORITY INTEREST                                  39,833          0.3%          -6,989         -0.1%          --
NET INCOME
                                                1,239,227          9.9%       1,038,785         11.7%        19.3%
Earnings per share                                   3.81                          3.18                      19.9%

EBITDA                                          3,000,207         23.9%       2,073,272         23.3%        44.7%

PROFORMA DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
COMPARISON OF TWELVE MONTHS 2006 WITH TWELVE MONTHS 2005
(Figures in thousands of constant December 31, 2006 pesos)

                                                                                                         Change
                                                     2006 FY                       2005 FY              06 / 05
                                           ---------------------------   ---------------------------   ----------
REVENUES
   Affordable-entry level
    revenue                                     9,574,262         76.4%       7,922,994         78.3%        20.8%
   Middle income housing
    revenue                                     2,774,787         22.1%       1,947,137         19.2%        42.5%
   Other revenues                                 187,583          1.5%         253,094          2.5%       -25.9%
TOTAL REVENUES                                 12,536,632        100.0%      10,123,225        100.0%        23.8%
COSTS
  Costs                                         8,508,973         67.9%       6,972,454         68.9%        22.0%
  Fair Value (Land)                                46,248          0.4%              --          0.0%          --
TOTAL COSTS                                     8,555,221         68.2%       6,972,454         68.9%        22.7%

GROSS PROFIT                                    3,981,411         31.8%       3,150,771         31.1%        26.4%
SELLING AND ADMINISTRATIVE
 EXPENSES
  Selling and Administrative
   Expenses                                     1,176,288          9.4%         964,883          9.5%        21.9%
  Beta Trademark Amortization                     136,581          1.1%                          0.0%          --
TOTAL SELLING AND
 ADMINISTRATIVE EXPENSES                        1,312,869         10.5%         964,883          9.5%        36.1%

OPERATING INCOME                                2,668,542         21.3%       2,185,888         21.6%        22.1%
OTHER INCOME                                       46,003          0.4%          24,350          0.2%        88.9%
NET COMPREHENSIVE FINANCING
 COST
   Interest expense and
    commissions                                   632,900          5.0%         483,949          4.8%        30.8%
   Interest income                               -102,054         -0.8%         -63,767         -0.6%        60.0%
   Foreign exchange (gain)
    loss                                          156,492          1.2%          68,082          0.7%       129.9%
   Monetary position loss                         122,828          1.0%          27,518          0.3%       346.4%
                                                  810,166          6.5%         515,782          5.1%        57.1%
INCOME BEFORE INCOME TAX AND
EMPLOYEE STATUTORY PROFIT
 SHARING
 EXPENSE                                        1,904,379         15.2%       1,694,456         16.7%        12.4%

INCOME TAX EXPENSE                                625,319          5.0%         551,632          5.4%        13.4%
NET INCOME                                      1,279,060         10.2%       1,142,824         11.3%        11.9%
MAJORITY INTEREST                               1,239,227          9.9%       1,137,357         11.2%         9.0%
MINORITY INTEREST                                  39,833          0.3%           5,466          0.1%          --
NET INCOME                                      1,239,227          9.9%       1,137,357         11.2%         9.0%
Earnings per share                                   3.81

EBITDA                                          3,000,207         23.9%       2,274,450         22.5%        31.9%

DESARROLLADORA HOMEX CONSOLIDATED STATEMENT OF CHANGES IN
FINANCIAL POSITION  FOR THE FULL YEAR ENDED
DECEMBER 31, 2006
(Figures in thousands of constant December 31, 2006 pesos)

                                                2006             2005
                                           --------------   --------------
Net Income                                      1,239,227        1,031,796
Non Cash items:
Depreciation                                      102,833           64,212
Minority Interest                                  42,214
Deferred income taxes                             729,998          261,035
                                                2,114,271        1,357,044
  (Increase) decrease in:
  Trade accounts receivable                        -4,863         -846,924
  Inventories (w/land)                         -3,491,297       -2,128,046
  Trade accounts payable                        2,259,034        1,338,921
  Other A&L, net (1)                              181,892          133,304
Changes in operating assets and liabilities    -1,055,234       -1,502,745
Operating Cash Flow                             1,059,038         -145,701
Capex                                            -268,178         -155,826
Free Cash Flow                                    790,859         -301,527
Net Financing Activities                            7,961        1,057,928
Net increase (decrease) cash                      782,899          756,402
Cash held by subsidiary at the time of
 acquisition                                           --           44,499
Balance at beginning                            1,372,554          571,653
Balance at end                                  2,155,453        1,372,554

(1) Includes adjustments of goodwill and others

    INVESTOR CONTACTS
    investor.relations@homex.com.mx

    Carlos J. Moctezuma
    Head of Investor Relations
    +5266-7759-5838
    cmoctezuma@homex.com.mx

SOURCE  Desarrolladora Homex, S.A. de C.V.
    -0-                             02/27/2007
    /CONTACT: Carlos J. Moctezuma, Head of Investor Relations, Desarrolladora Homex, +011-5266-7759-5838, or cmoctezuma@homex.com.mx/
    /Web site:  http://www.homex.com.mx /
    (HXM)

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 HOMEX DEVELOPMENT CORP.


                                                 By:    /s/ Angel Garcia
                                                        ------------------------
                                                 Name:  Angel Garcia
                                                 Title: Chief Accounting Officer

Date: February 27, 2007